EXHIBIT 99.3

February 6, 2026

To: Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

We have read the statements made by Vox Royalty Corp. in the attached copy of change of auditor notice dated February 5, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated February 5, 2026.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500 Toronto, Ontario, Canada M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215
Fax to mail: ca_toronto_18_york_fax@pwc.com

www.pwc.com/ca	“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.